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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Crowley Maritime Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
228090106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	228090106	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Thomas B. Crowley, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		64,195

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,781

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,774

WITH:	8	SHARED DISPOSITIVE POWER:

		57,727

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	69,817

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	60.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090106	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Molly M. Crowley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		51,421

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	51,421

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	47.8%%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090106	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Christine Crowley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,306

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		6,306

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,306

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090106	Page	5	of	9 Pages

Item 1(a). Name of Issuer:
Crowley Maritime Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
155 Grand Avenue, Oakland, CA 94612
Item 2(a). Name of Persons Filing:
Thomas B. Crowley, Jr.
Molly M. Crowley
Christine Crowley
Item 2(b). Address of Principal Business Office or, if None, Residence:
Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
155 Grand Avenue
Oakland, CA 94612

Molly M. Crowley
c/o Crowley Maritime Corporation
155 Grand Avenue
Oakland, CA 94612

Christine Crowley
c/o Crowley Maritime Corporation
155 Grand Avenue
Oakland, CA 94612
Item 2(c). Citizenship:
Thomas B. Crowley, Jr.
USA

Molly M. Crowley
USA

Christine Crowley
USA
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
228090106
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

CUSIP No.	228090106	Page	6	of	9 Pages
Item 4. Ownership.
     (a) Amount beneficially owned:
(i)	The amount of shares of common stock beneficially owned by Thomas B. Crowley Jr. is 69,817. [1]

(ii)	The amount of shares of common stock beneficially owned by Molly M. Crowley is 51,421[2]

(iii)	The amount of shares of common stock beneficially owned by Christine Crowley is 6,306.[3]
     (b) Percent of class:
(i)	The percent of class of common stock beneficially owned by Thomas B. Crowley Jr. is 60.7%.

(ii)	The percent of class of common stock beneficially owned by Molly M. Crowley is 47.8%.

(iii)	The percent of class of common stock beneficially owned by Christine Crowley is 7.0%
     (c) Number of shares as to which Thomas B. Crowley, Jr. has:
     (i) Sole power to vote or to direct the vote:                                                                                         64,1954
     (ii) Shared power to vote or to direct the vote:                                                                                   15,7855

[1]	Includes 32,601 shares of Common Stock held by the Thomas B. Crowley Marital Trust (the “Marital Trust”); 278 shares of Common Stock held by the Crowley Foundation (the “Foundation”); 6,352 shares of Common Stock held by trusts for the benefit of Mr. Crowley and members of his family (the “Other Trusts”); and 4,355 shares of Common Stock held by Crowley Asset Management, L.P. (the “Partnership”). Also includes 18,820 shares of Common Stock acquirable upon conversion of Series A Preferred Stock (the “Series A”) held by the Marital Trust; 6,144 shares of Common Stock acquirable upon conversion of Series A held by the Other Trusts; and 1,267 shares of Common Stock acquirable upon conversion of Series A held by the Partnership. Does not include (a) 684 shares of Common Stock owned by Christine Crowley, Mr. Crowley’s spouse, as to which Mr. Crowley disclaims beneficial ownership or (b) 8,579 shares of Common Stock held by the Crowley Maritime Corporation Retirement Stock Plan (the “RSP”) and 900 unallocated shares of Common Stock held by the Crowley Maritime Employee Stock Ownership Plan (the “ESOP”) for which the power to vote the shares is held by a three-member Administrative Committee and as to which Mr. Crowley disclaims beneficial ownership.

[2]	Represents 32,601 shares of Common Stock held by the Marital Trust and 18,820 shares of Common Stock acquirable upon conversion of Series A held by the Marital Trust.

[3]	Includes 684 shares of Common Stock held in Ms. Crowley’s name, 4,355 shares of Common Stock held by the Partnership, of which Ms. Crowley is the general partner and 1,267 shares of Common Stock acquirable upon conversion of Series A held by the Partnership.

[4]	Includes 32,601 shares of Common Stock held by the Marital Trust; 278 shares of Common Stock held by the Foundation; and 6,352 shares of Common Stock held by the Other Trusts. Also includes 18,820 shares of Common Stock acquirable upon conversion of Series A held by the Marital Trust and 6,144 shares of Common Stock acquirable upon conversion of the Series A held by the Other Trusts.

[5]	Includes (a) 684 shares of Common Stock held by Christine Crowley and (b) 4,355 shares of Common Stock held by the Partnership and 1,267 shares of Common Stock acquirable upon conversion of Series A held by the Partnership. Because Mr. Crowley is Ms. Crowley’s spouse in the case of the 684 shares and because he has the power to remove her as general partner of the Partnership in the case of the Partnership shares, Mr. Crowley may be

CUSIP No.	228090106	Page	7	of	9 Pages

(iii)	Sole power to dispose or to direct the disposition of:	12,774[6]

(iv)	Shared power to dispose or to direct the disposition of:	57,727[7]

	Number of shares as to which Molly M. Crowley has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	51,421

	Number of shares as to which Christine Crowley has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	6,306

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	6,306
Item 5. Ownership of Five Percent or Less of a Class.
          Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Molly M. Crowley, as the sole income beneficiary of the Thomas B. Crowley Marital Trust, has the right to receive all dividends from the Issuer’s common stock to the extent they are treated as trust income. Thomas B. Crowley, Jr., as voting trustee of the Thomas B. Crowley Marital Trust, has sole voting power over the trust and shares dispositive power of the Issuer’s shares of common stock in the Thomas B. Crowley Marital Trust with Molly M. Crowley and The Mechanics Bank of Richmond. Mr. Crowley does not have the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock held by the trusts, which power is shared by Molly M. Crowley, and the Mechanics Bank of Richmond.

treated as sharing voting power and dispositive power with Ms. Crowley over the shares. Mr. Crowley disclaims beneficial ownership of the 684 shares of Common Stock. Also includes 8,579 shares of Common Sock held by the RSP and 900 unallocated shares of Common Stock held by the ESOP, as to which Mr. Crowley, by virtue of his control of more than 50% the Company’s voting power, could obtain the right to vote within 60 days and as to which Mr. Crowley disclaims beneficial ownership.

[6]	Includes 278 shares of Common Stock held by the Foundation and 6,352 shares of Common Stock held by the Other Trusts. Also includes 6,144 shares of Common Stock acquirable upon conversion of Series A held by the Other Trusts.

[7]	Includes 32,601 shares of Common Stock held by the Marital Trust and 4,355 shares of Common Stock held by the Partnership and 18,820 shares of Common Stock acquirable upon conversion of Series A held by the Marital Trust and 1,267 shares of Common Stock acquirable upon conversion of Series A held by the Partnership. Also includes 684 shares of Common Stock owned by Christine Crowley as to which Mr. Crowley disclaims beneficial ownership.

CUSIP No.	228090106	Page	8	of	9 Pages
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not Applicable
Item 8. Identification and Classification of Members of the Group.
          Not Applicable
Item 9. Notice of Dissolution of Group.
          Not Applicable
Item 10. Certification.

CUSIP No.	228090106	Page	9	of	9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2006

/s/ Thomas B. Crowley Jr.

Thomas B. Crowley, Jr.

/s/ Molly M. Crowley

Molly M. Crowley

/s/ Christine Crowley

Christine Crowley